August 17, 2011

RE: Get cash now from your Northland Cable Properties Eight!

Dear Investor,

Good news!  Now you can sell your Northland Cable Properties Eight investment and regain control of your money.  Right now, MPF will pay you $70 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Northland Cable to decide if or when you get your money back. But this offer expires on September 30, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. After terminating its sale agreement with Green River Media and Communications, LLC, Northland Cable Properties Eight announced its intention to once again place its operating assets on the market for sale during the first quarter of 2011. Though the partnership is in the process of negotiating the sale of its assets, there can be no assurance when and if a sale might actually occur.  The last sales agreement was terminated after years of legal battles.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees, transfer fees, or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees, although we believe they will be waived.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Northland Cable Properties Eight confirms the transfer.

MPF has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and the Partnership’s Agreement for Transfer and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires September 30, 2011. So don’t delay. Fill out and mail in the Assignment Form (and the Partnership’s Agreement for Transfer) today so we can rush you a check.